

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

**Via U.S. Mail and Fax**
Mr. Chen Minhua
Chief Executive Officer
China Yida Holding Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central
Hong Kong

       **RE:    China Yida Holding Co.**
               **Form 10-KSB for the fiscal year ended December 31, 2007**
               **Filed March 27, 2008 and**
               **Form 10-Q for the quarter ended March 31, 2008**
               **Filed May 15, 2008**
               **File No. 000-26777**

Dear Mr. Minhua:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007
Item 6. Management Discussion and Analysis

Results of Operations, page 10

1. The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for your Advertisement segment and decreased in your Tourism segment, reveal key performance measures and disclose known material trends and uncertainties. Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of revenues, gross profit and all other line items shown, revise to:

   - clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable and fixed costs in cost of revenues;
   - provide insight into the underlying business drivers or conditions that contributed to these changes; and
   - describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

2. Please revise to disclose your Critical Accounting Policies and Estimates. Accordingly, please address the role significant accounting policies and estimates have in understating the company's results. Please refer to Item 303 of Regulation S-K.

Report of Independent Registered Accounting Firm, page 13

3. We note that your audit report was signed by an audit firm based in California. We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Consolidated Balance Sheet, page 14

4.  We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions.  Revise your balance sheet to present these receivables as deductions from equity, or advise.  We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

5.  Please provide all required footnote disclosures explaining the "Advances" balance sheet line item.

Consolidated Statement of Operations, page 15

6.  It appears that the caption "cost of revenues" excludes depreciation and amortization for property, equipment and intangible assets directly attributed to the generation of revenue. If so, please revise how you determine the amount identified as cost of revenues to include these expenses or provide the disclosures called for in SAB 11:B. For example, in regards to intangible assets, please tell us whether you include amortization expense related to your capitalized management contract within cost of revenues.

Note 1. Organization and Description of Business, page 18

7.  Please explain in the footnotes on page 19 that after the sale of the assets of the Canadian subsidiaries to 627450 New Brunswick Inc., InteliSys Aviation Systems of America Inc. became a public shell company with no specific business plan or purpose and indicated that its business plan was to merge with an unidentified company or companies. Then provide a clear and concise explanation as to the circumstances surrounding the merger between Keenway Limited and InteliSys Aviation Systems of America Inc.

8.  It appears that merger between Keenway Limited and InteliSys Aviation Systems of America Inc. on November 19, 2007 was reverse merger into a public shell corporation. Please tell us and disclose in detail how you accounted for this transaction. For example, tell us and disclose what adjustments were made to the consolidated statement of stockholders' equity as a result of the recapitalization.

9.  We refer you to page 20.  We note that Jintai Tourism acquired a management contract for cash from a third party and capitalized the contract as an intangible asset. Please describe for us and disclose in greater detail what this management contract entails.  Furthermore, please explain to us how you are treating the amortization expense as a result of this contract. For example, is the amortization expense treated as cost of revenue or other operating expense?

10. We refer you to page 21.  We note that the Company owns a management contract with Jiaoguang Media. Please disclose and provide us a description of the management contract, tell us how and when this management contract was acquired, and how you are accounting for it.

11. We refer you to the bottom of page 21.  Please tell us and disclose whether the Company has consolidated the financial statements of Jiaoguang Media as of, and for the year ended, December 31, 2007.

Note 1 h. Revenue Recognition, page 23

12. Please tell us and disclose whether Jiaoguang Media nets any agency commissions against advertising revenue.

13. We note that Jintai Tourism "engages in tourism developments, ethnic culture communications, timeshare resorts operation, souvenir sales and related tourism services." Applying the principles described in SAB 104, please tell us and disclose how and when Jintai Tourism recognizes the revenue from these various revenue streams.

14. Please tell us and disclose whether and how Jiaoguang Media acquires rights to programming and produces programming to broadcast on FETV. Tell us and disclose how Jiaoguang Media accounts for the costs incurred in acquiring and producing programs.

Note 1 n. Segment reporting, page 24

15. Please disclose and provide us a more detailed explanation for "Reconciling item (3)."

Note 7. Intangible Assets, page 29

16. Please disclose and tell us whether Jiaoguang Media holds, leases, or otherwise accounts for broadcasting licenses with the Chinese government.

Other

17. Please revise and disclose all required stockholder's equity footnote disclosures. See SFAS 129 and related U.S. GAAP literature.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.


Sincerely,


Larry Spirgel
Assistant Director


Cc: Eric Stein, Esq. (732) 577-1188